To:     The Board of Directors of TIFF Investment Program, Inc.

From:   William E. Vastardis

Re:     Pricing Error in the TIFF Investment Program, Inc. - TIFF US Equity Fund

Date:   March 9, 2004



On March 1, 2004, TAS reported an incorrect price for Adage Capital Partners, LP (Adage), a holding of the US Equity Fund, to Investors Bank & Trust.

As a result, Adage (and the fund's overall net assets), was overvalued by $489,826.62. The resulting pricing error was $0.03 per share ($13.67 reported vs. $13.64 actual).

In order to correct the error the advisor purchased an additional 1.605 shares for the sole member that had purchased shares of the fund on March 1, 2004. The advisor also reimbursed the fund for the overpayment to two members that redeemed shares on that date. The amounts paid to the fund by the advisor for these variances were $21.89 and $102.25, respectively. All of these corrections were made as of March 4, 2004.

TAS uses a spreadsheet to value Adage daily. TAS has updated this spreadsheet to incorporate in a check of the month-to-date return as compared to the change in price. This additional check should help to ensure that this problem does not recur.